Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

April 7, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Sale of wholly owned subsidiary of the Company.

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), as amended, we wish to inform that Dr. Reddy’s Laboratories Limited (“The Company”), has today, i.e. April 7, 2026, entered into an agreement for sale of its entire shareholding in its wholly owned subsidiary, Svaas Wellness Limited.

Consequent to the completion of the transaction, Svaas Wellness Limited will cease to be a wholly owned subsidiary of the Company.

The requisite details as prescribed under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026, is enclosed herewith as Annexure.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer, and Head-CSR

Encl: as above

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

Annexure

Disclosure under Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

Sl. No	Particulars	Description
1

The amount and percentage of the turnover or revenue or income and net worth contributed by such ~~unit or division or undertaking or~~ subsidiary ~~or associate~~ company of the listed entity during the last financial year

The turnover of Svaas Wellness Limited as per FY 2025 audited financials was Rs. 28.5 Crore (100% turnover was from Dr. Reddy’s Laboratories Limited), constituting ~0.09% of the consolidated turnover.
2	Date on which the agreement for sale has been entered into	April 7, 2026
3	The expected date of completion of sale/disposal	April 7, 2026
4	Consideration received from such sale/disposal	INR 2.23 Cr
5	Brief details of buyers and whether any of the buyers belong to the promoter/promoter group/group companies. If yes, details thereof

Enspirit Technology Services Private Limited, having its registered office at 3-6-465, Flat 206, Legend Siddhi, Street 5, Himayathnagar, Hyderabad - 500029, Telangana, India.

The buyer does not belong to Promoter / Promoter group/ group of Companies of the Company.

6	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”	The transaction does not constitute a related party transaction. Enspirit Technology Services Private Limited is not a related party of the Company or any of its subsidiaries.
7	Whether the sale, lease or disposal of the undertaking is outside Scheme of Arrangement? If yes, details of the same including compliance with regulation 37A of LODR Regulations.	Not applicable
8	Additionally, in case of a slump sale, indicative disclosures provided for amalgamation/merger, shall be disclosed by the listed entity with respect to such slump sale.	Not applicable